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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ________)*


                     Worldtalk Communications Corporation
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)


                                  98155G101
                                (CUSIP Number)


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 7 pages
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CUSIP NO. 98155G101                 13G             PAGE  2    OF   7   PAGES

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Apex Investment Fund II Limited Partnership
   36-3698753

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) /x/
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware

-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                   575,680
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         -0-
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH           575,680
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                   -0-
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        575,680
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.9%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------
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Item 1(a).   Name of Issuer:

             Worldtalk Communications Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:

             5155 Old Ironsides Drive Santa Clara, California 95054

Item 2(a).   Name of Person Filing:

             Apex Investment Fund II Limited Partnership

Item 2(b).   Address of Principal Business Office:

             233 South Wacker Drive, Suite 9600 Chicago, Illinois 60606

Item 2(c).   Citizenship:

             Delaware

Item 2(d).   Title of Class of Securities:

             Common Stock, $.01 par value

Item 2(e).   CUSIP Number

             98155G101

Item 3.      Type of Person:

             Not Applicable





                               Page 3 of 7 pages
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Item 4.      Ownership:

                 (a) Amount Beneficially Owned:

                     575,680

                 (b) Percent of Class:

                     5.9%, based upon 9,704,543 shares outstanding as of
                       October 31, 1996

                 (c) Number of shares as to which person has:

                         (i)  sole power to vote or to direct the vote:
                              575,680

                        (ii)  shared power to vote or to direct the vote:  -0-

                       (iii) sole power to dispose or to direct the disposition of: 575,680

                        (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.      Ownership of Five Percent or less of a Class:

             Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             Not Applicable

Item 8.      Identification and Classification of Members of the Group:

             See Exhibit 8.1 for a description of the identity of the general partner of Apex Investment Fund II Limited Partnership

Item 9.      Notice of Dissolution of Group:

             Not Applicable

Item 10.     Certification:

             Not Applicable





                               Page 4 of 7 pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                Date:  February 10, 1997

                                APEX INVESTMENT FUND II LIMITED PARTNERSHIP, a Delaware limited partnership

                                By:  APEX MANAGEMENT PARTNERSHIP,
                                     General Partner of Apex Investment
                                     Fund II Limited Partnership

                                By:  FIRST ANALYSIS CORPORATION,
                                     General Partner of Apex Management
                                     Partnership


                                By:    /s/ Bret R. Maxwell
                                   ------------------------------------
                                Name:  Bret R. Maxwell
                                Title:   Managing Director





                               Page 5 of 7 pages
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                                EXHIBIT INDEX


Exhibit 8.1          Identification of General Partner





                               Page 6 of 7 pages